EXHIBIT 3.1

Special Resolution of the Shareholders of the Company - NTA Requirement Amendment

It is resolved as a special resolution that the amended and restated memorandum and articles of association of HORIZON SPACE ACQUISITION I CORP. be amended by:

(i) deleting Articles 48.2, 48.4 and 48.5 in their entirety and replacing them with the following:

“48.2 Prior to the consummation of a Business Combination, the Company shall either:

(a) submit such Business Combination to its Members for approval; or

(b) provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares. Such obligation to repurchase Shares is subject to the completion of the proposed Business Combination to which it relates.”

“48.4 At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination.”

“48.5 Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, at least two business days’ prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of their or any other person with whom they are acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15% of the Public Shares in the aggregate without the prior consent of the Company. If so demanded, the Company shall pay any such redeeming Member, regardless of whether they are voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”), but only in the event that the applicable proposed Business Combination is approved and in connection with its consummation.”

(ii) amending Article 48.8 by deleting the words:

“The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.”

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Special Resolution of the Shareholders of the Company - MAA Amendment Proposal

It is resolved as a special resolution that the amended and restated memorandum and articles of association of Horizon Space Acquisition I Corp. be amended by:

(i)	deleting Articles 48.7 in its entirety and replacing it with the following:

"48.7 Notwithstanding any other provision of the Articles and the prospectus relating to the IPO, the Company shall consummate a Business Combination by October 27, 2025, provided however that if the board of Directors anticipates that the Company may not be able to consummate a Business Combination by October 27, 2025, the Company may, without the need for any further approval of the Members, extend the period of time to consummate a Business Combination up to six times, each by an additional month (for a total of up to six months until April 27, 2026 ) to complete a Business Combination, subject to the Sponsor or its designees depositing additional funds into the Trust Account for each one month period in accordance with terms as set out in the trust agreement governing the Trust Account and referred to in the prospectus relating to the IPO. In the event that the Company does not consummate a Business Combination by October 27, 2025, or (in the case of up to six valid extensions of an additional six month) April 27, 2026, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)

as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and

(c)

as promptly as reasonably possible following such redemption, subject to the approval of the Company's remaining shareholders and the Board, liquidate and dissolve subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law."

(ii)	amending Article 48.8(a) by deleting the words:

"(a)

to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100% of the Public Shares if the Company does not consummate a Business Combination by December 27, 2024 (or, if such period of time to consummate a Business Combination is extended as described in Article 48.7, up to December 27, 2025), or such later time as the Members may approve in accordance with the Articles; or"

and replacing them with the words:

"(a)

to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100% of the Public Shares if the Company does not consummate a Business Combination by October 27, 2025 (or, if such period of time to consummate a Business Combination is extended as described in Article 48.7, up to April 27, 2026), or such later time as the Members may approve in accordance with the Articles; or"

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